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We Should Own The Economy: Get Ownership in a Book About Creating More Owners

elysian.press Salt Lake City, UT

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5. Gave a TEDx talk on the future of publishing
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Featured Investor



Tim Rettig
Syndicate Lead

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Invested $5,000

Second-generation ESOP Entrepreneur | Employee Ownership Advocate | Founder, CEO, Board Member | Speaker | Angel Investor

"I'm honored to be the Lead Investor in this important project. There needs to be more awareness of the benefits of employee ownership and how it not only benefits the employees, but also society. I read a LOT of content about employee ownership, and I find Elle's to be the most well-researched and thought-provoking of anything out there. I look forward to seeing how this book can increase awareness of all of the benefits of employee ownership, as well as offer solutions to issues that are holding it back from being more widespread."

Our Founder



Elle Griffin Founder

Founder of The Elysian, journalist for Esquire, Forbes, Every. Roots of Progress Fellow (2023), Substack Fellow (2022). Solutions-oriented and speculative journalist covering the future of nation-states, capitalism, and humanity.

We should own the economy

A vision for the future of capitalism (and the world)

We need to change who owns capital.

Private ownership of capital has created wealth and prosperity, and for much of the past centuries that has been a good thing, but now we need to create more owners of it. Not just the founders and executives and already rich, but everyone.

Over the past few decades, wealth has consolidated into the hands of a few. Those rich enough from businesses, real estate, and investments bought more businesses, real estate, and investments, until they own most of the capital. Today, the wealthiest 10% of Americans own 92% of the stock market. The bottom half owns 1%.

That means when the economy does well, it benefits an increasingly few.

Our wealth imbalance has created a power imbalance. The world's wealthiest individuals have steadily bought up our companies, our homes, our banks, our media, our satellites, our technology, our governments. Wealth is cementing at these levels, with the already rich and powerful becoming even more so, and those not already wealthy unable to catch up or ever have a say again.

If we don't do something about it we could lose democracy. We already are.

We need to create an elevated vision for capitalism in which everyone gets richer from capital, not just the few who got in decades ago. If we can shift our wealth imbalance, we can shift our power imbalance—creating an economy owned and operated by us, and a democracy that better represents our interests.

That's why I'm devoting the next couple of years to studying capital and how we can create more owners of it. I'm writing a book about how we can own equity in the companies we work for, build wealth in an economy that supports all of us, and democratize power in the governments meant to serve us. But I'm also building a coalition of builders who can make these solutions mainstream. Who can build better businesses, evolve government policies, and make broad-based ownership a default function of the economy.

I'm writing a vision for an economy that creates a better future for all of us, not just a bunch of shareholders.

I hope you'll join us.

Become part-owner in a book project about creating more owners

I once wrote that I'd rather have an investor than a publishing contract, that's still true. Instead of pitching this idea to publishing houses, securing a book advance, writing it in secret over the next several years, then hoping people read it when it comes out; I'm pitching it to you. You can listen in on my interviews as I have them, read chapter drafts as I write them, contribute comments and help me crowdsource my research as I go, and even earn a share of the profits when it sells.

In other words: I'm giving you ownership in a book project about creating more owners.

I'll be researching and writing this book live over the next couple years, gathering pre-sales as I go. Once I've finished the book, 40% of sales will be distributed among investors as an annual distribution. I will donate the remaining 10% as an annual donation to GiveDirectly. If the project goes on to sell to a traditional publisher or becomes an audiobook, podcast, or documentary, we will retain that same profit-sharing split.

I'm raising a book advance to fund a book about systemic change

I'm crowdfunding my book advance using WeFunder, a platform that allows businesses to crowdfund investment from supporters and share profits with them. We have reached 50,000+ in pledges and are now in the process of opening a community round.

This book advance will allow me to:

- Market and pre-sell 10,000 book copies by book launch
- Design, print, and ship physical books
- Get on the podcast circuit and sell an additional 10,000 copies in the six weeks after publication
- Research my book, including traveling and learning from the world's largest and most successful case studies
- Build a coalition of supporters who can build this future as we write about it

My goal is to pre-sell 10,000 copies before launch (10% of my projected subscriber base in January of 2028), and sell an additional 10,000 in the six weeks after publication through a coordinated marketing campaign and podcast circuit. Split between $20 ebooks and $30 print books, sales of 20,000 books would net $500,000 in revenue, with $200,000 going back to investors and $50,000 donated to GiveDirectly.

The minimum amount I am raising is $50,000 and the maximum I'm raising is $124,000. The more investment we have, the more support we have to sell more copies and to expand this project into future mediums. For instance, with $124,000 raised, I will put more money into marketing and pre-selling copies. With that level of support, we could also attract a traditional publisher interested in expanding sales to 100,000 copies. It would be a condition of any future contract that our revenue sharing would remain shared in that split.

An investment in this project is an invitation to participate in it

This isn't just about selling books, it's about creating change. As stakeholders in this project, I'd love to invite you to participate in it:

- Reserve your signed, collector's edition copy of the book + comment and participate in the project live ($100 investment)
- Receive my monthly "build in public" newsletter + provide feedback and get polling rights on the direction of the book ($200 investment)
- Join quarterly advisory board calls & help me brainstorm early content ideas ($500 investment)
- Write a "brief" on your company to share in roundup emails of supporters' projects ($1,000 investment)
- Speak on one of my "Guest Lecture" calls for subscribers ($3,000 investment, subject to author approval, limited availability)
- Reserve 50 copies of the book for your organization + get a custom webinar with me ($5,000 investment)
- Write an online article for my subscribers ($7,000 investment, subject to author approval, limited availability)

- Reserve 100 copies of the book for your organization + get a custom webinar with me ($10,000 investment)
- Write a two-page breakout for the book in your area of thought leadership ($15,000 investment, subject to author approval, limited availability)
- Collaborate on a deep-dive case study that will be printed as a separate booklet and included with the print book ($20,000 investment, subject to author approval, limited availability)
- Spend a week traveling on-location with me to study a pro-social organization ($30,000, limited availability)
- Write the foreword for the book + co-host, introduce, and speak at the book launch party ($50,000 investment, limit one)

All content produced by funding partners will be noted online and in print. Partner content online will be limited to once a month. Partner content in the book will appear on pink-tinted pages.

A roadmap of what I'm researching:

Worker Ownership: We should own the companies we work for

Workers should own a share of the value they help create, just like founders and executives do. I want to study how we can massively incentivize and expand worker ownership structures, including:

- **Employee equity structures** (ESPPs and RSUs)
- **Employee stock ownership programs** (Publix, Black & Veatch, Burns & McDonnell, The Whiting-Turner Contracting Company, BDO)
- **Employee ownership trusts and profit-sharing** (John Lewis Partnership, ARUP, Mott MacDonald, Kearney)
- **Cooperatives** (Unimed in Brazil, Mondragon and Fundación Espriu in Spain, SACMI and Manutencoop in Italy; and S Group, 20 regional cooperatives in Finland)
- **Profit-sharing** (Metalabel, Gumroad, Valve Software)

Sources include: Carta, Rutgers, The National Center for Employee Ownership (NCEO), Employee Ownership Expansion Network (EOX), International Co-operative Alliance (ICA), National Cooperative Business Association (NCBA), Co-op UK, Social Capital Partners, Transform Finance

Stakeholder Ownership: Our economies should benefit everyone

It's not just the companies we work for, we also have a stake in the land we live on, the energy we consume, the technology we use, and the governments we are part of—we should participate as owners and ensure they act in our best interests. Including through:

- **Purpose trusts** (Bosch, Patagonia, Organically Grown, Ecosia)
- **Community equity** (WeFunder, StartEngine, Republic, Flexile)
- **Fractional investment** (Fundrise, AcreTrader, Masterworks, Rally Rd.)
- **Collective ownership of technology** (Personal ownership of data, collective ownership of AI/ technology, collective ownership of the internet & media platforms)

- **Partial common ownership** (RadicalxChange)
- **Collective housing** (Community land trusts, co-ops)
- **Collective land & natural resources** (Cooperatives, commons-based models, municipalities)
- **Blockchain and tokenized ownership** (RealT, ARTFI, Propchain, Frac)

Sources include: Audrey Tang and *Plurality*, The UN's Social & Solidarity Economy, Conscious Capitalism, The Purpose Economy, Nathan Schneider, MEDLab, New_Public, Social Media Governance Initiative, *Who Owns the Future?*

Participatory Democracy: We should democratize economic power

Broad-based wealth ownership isn't just about who holds financial assets—it's about who has the power to shape the future. We can reinvent democracy to distribute influence more equitably. A few ways I want to study:

- **Governance innovation** (Decentralized, stakeholder-driven decision-making like RadicalxChange)
- **Participatory democracy** (Open governance platforms enabling collective decision-making like OpenGov, Decidim, Consul Democracy, vTaiwan & GovZero)
- **Participatory budgeting** (Allowing communities to direct public and corporate resources as in New York, Brazil)
- **Quadratic voting/funding** (Democratic funding mechanisms for economic initiatives like RadicalxChange, Gitcoin)
- **Citizen's assemblies** (Belgium, France, Germany)

Sources include: Audrey Tang and *Plurality*, Democracy Collaborative, Participatory Budgeting Project, MIT CoLab, The GovLab, Nesta, World Bank's Citizen Engagement, Institute for Local Self-Reliance, *Radical Markets*

Funding the Future: Capital should fund a better economy

Our economy is the way it is because of how it's funded. Investors want short-term gains, not long-term share value. If we want companies that serve humanity, we need to change how they're funded and who benefits from their success. A few things I want to study:

- How we fund stakeholder-owned companies (Loans, grants, crowdfunding, mission-aligned venture capital, impact investing, PE)
- Better exit strategies (Employee-ownership buyouts, ESOP holding companies, perpetual purpose trusts, community IPOs, restructuring IPOs)
- Policy shifts that facilitate funding (Pension & 401(k)s investment, downside protection for PE-backed ESOPs)

Sources include: KKR, Ownership Works, Expanding ESOPs, Purpose Ventures, Social Capital Partners, Exit to Community, Transform Finance

Public Policy: We need to make these models systemic

Government policy can structure markets to create long-term shared prosperity. I particularly want to study how we can incentivize the above ownership structures so they become our default economic policy. Including through:

- **Incentivizing employee ownership** (401(k)s as model, ESOP reform, Succession incentives)
- **Incentivizing stakeholder ownership** (OpenAI, Anthropic, tech ownership)
- **IPO and board restructuring** (SAIC, UPS, Ginkgo Bioworks)
- **Sovereign wealth and public investment funds** (Norway's Oil Fund, Alaska PFD, Baby Bonds)
- **Tax & regulatory structures for shared wealth** (Rutger Bregman's Fair Tax Fellowship)
- **Social policy and economic redistribution**

Sources: SAIC, Mariana Mazzucato, International Forum of Sovereign Wealth Funds, Future Investment Initiative Institute, Rutger Bregman, Thomas Piketty

We should own the economy—let's create that future together.